[redacted]

SEC
Mail Processing
Section

FEB 27 2008

Washington, DC
101

SECURITIES AND EXCHANGE COMMISSION

08030078

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-32508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Johnson Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Greentree Office Plaza 40 Lloyd Avenue Suite 102
(No. and Street)

Malvern (City) PA (State) 19355 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John C. Johnson, Jr. (610) 644-6616
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rimmer & Jennings, LLC
(Name – *if individual, state last, first, middle name*)

117 Gayley Street (Address) Media (City) PA (State) 19063 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JOHNSON SECURITIES, INC.

CONTENTS

Supplementary Information

OATH OR AFFIRMATION

I, John C. Johnson, Jr., affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary information pertaining to the firm of Johnson Securities, Inc. as of December 31, 2007, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn to before me on the 18th day of February, 2008

Signature

PRESIDENT

Title

Notary Public, State of Pennsylvania

Commission expires September 18, 2011

Notary Public

COMMONWEALTH OF PENNSYLVANIA

Notarial Seal
Kim M. Knaff, Notary Public
Willistown Twp., Chester County
My Commission Expires Sept. 18, 2011

Member, Pennsylvania Association of Notaries

RIMMER & JENNINGS, LLC
CERTIFIED PUBLIC ACCOUNTANTS

(610) 565-3070

117 GAYLEY STREET
MEDIA, PENNSYLVANIA 19063
FAX (610) 565-7580

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Johnson Securities, Inc.

We have audited the accompanying statement of financial condition of Johnson Securities, Inc. as of December 31, 2007, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Johnson Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included herein as supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required

by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Remmer & Jennings, LLC

February 13, 2008
Media, Pennsylvania

JOHNSON SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CURRENT ASSETS:	
Cash	$ 13,124
Commissions receivable	29,585
Investment securities	277,144
Total Current Assets	319,853
TOTAL ASSETS	$319,853

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES:	
Commissions payable	$ 23,570
Due to Johnson	2,317
Corporate income taxes	1,841
Deferred income taxes	44,000
Total Current Liabilities	71,728
SHAREHOLDER'S EQUITY:	
Common stock, authorized 5,000 shares $1 par value, 1,000 shares issued and outstanding	1,000
Capital in excess of par value	7,900
Retained earnings	98,181
Accumulated other comprehensive income:	
Unrealized gain on securities, net of deferred income taxes of $43,000	141,044
Total Shareholder's Equity	248,125
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$319,853

See Accompanying Notes

JOHNSON SECURITIES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUE:	
Commissions earned	$ 266,593
Other income	35,000
Gain on sale of investment securities	1,381
Interest income	304
	303,278
EXPENSES:	
Commissions	222,932
Management fees	25,600
Operating expenses	30,449
	278,981
NET INCOME BEFORE INCOME TAXES	24,297
PROVISION FOR INCOME TAXES:	
State	2,332
Federal	3,009
	5,341
NET INCOME	$ 18,956

See Accompanying Notes

JOHNSON SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

	Common stock, $1 par value, 5,000 authorized, 1,000 shares issued	Capital in excess of par value
BALANCE, JANUARY 1, 2007	$1,000	$7,900
COMPREHENSIVE INCOME		
Net income		
Other comprehensive income:		
Unrealized holding gain on investment securities, net of deferred income tax expense of $24,650		
Reclassification of prior unrealized holding loss realized in net income, net of deferred income taxes of $350		
TOTAL COMPREHENSIVE INCOME		
BALANCE, DECEMBER 31, 2007	$1,000	$7,900

See Accompanying Notes

Retained earnings	Accumulated other comprehensive income (loss)	Total Shareholder's Equity
$79,225	$ 59,802	$147,927
18,956		18,956
	80,070	80,070
	1,172	1,172
		100,198
$98,181	$141,044	$248,125

JOHNSON SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Commissions received	$256,057
Other income received	35,000
Interest received	304
Commissions paid	(213,430)
Management fees paid	(37,235)
Operating expenses paid	(33,749)
Income taxes paid	(4,688)
Net Cash Provided by Operating Activities	2,259
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from sale of investment securities	9,061
NET INCREASE IN CASH	11,320
CASH AT BEGINNING OF YEAR	1,804
CASH AT END OF YEAR	$ 13,124

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:	
Net Income	$ 18,956
Adjustment to reconcile net income to net cash provided by operating activities:	
Deferred income tax	3,500
Gain on sale of investment securities	(1,381)
Change in current assets and liabilities:	
Increase in commissions receivable	(10,536)
Decrease in income taxes payable	(2,847)
Increase in commissions payable	8,567
Decrease in due to Johnson	(14,000)
Net Cash Provided by Operating Activities	$ 2,259

See Accompanying Notes

JOHNSON SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Entity and Nature of Operations

Johnson Securities, Inc. (the Company), located in Malvern, Pennsylvania, was incorporated May 14, 1984 and commenced operations on December 18, 1984 when it became a registered broker/dealer. The Company acts as agent for customers who purchase mutual funds and variable life insurance and annuities.

Investment Securities

The company classifies marketable securities as available for sale. Available for sale securities are valued at fair value. Net unrealized holding gains and losses are reported as a separate component of shareholder's equity, accumulated other comprehensive income (loss). Realized gains and losses are reported in statement of operations and are determined using the specific identification method.

Commissions Receivable

The Company considers all receivables to be fully collectible. Accordingly, no allowance for doubtful accounts is required.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus or minus the change during the period in deferred income tax assets and liabilities. Deferred income tax assets and liabilities are computed annually for the temporary differences between the financial statement basis and income tax basis of assets and liabilities that will result in taxable or deductible amounts in future years.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

JOHNSON SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 INVESTMENT SECURITIES

Marketable Securities consist of The Nasdaq Stock Market, Inc common stock. The stock is traded on the Nasdaq Stock Market and is valued at quoted market price. At December 31, 2007 the fair value of the stock was $277,144 and the total unrealized gain included in accumulated other comprehensive income was $184,044. Gross realized gains of $1,381 were included in net income. The Company's concentration of investment securities makes it vulnerable to the risk of severe loss.

NOTE 3 OTHER INCOME

As a member firm of National Association of Securities Dealers (NASD), the Company received a one-time payment of $35,000 in recognition of anticipated cost savings that will result from the July 30, 2007 merger of NASD and the member regulation, enforcement and arbitration operations of the New York Stock Exchange.

NOTE 4 RELATED PARTY TRANSACTIONS

The Company has a sales agreement with its sole stockholder (Johnson) whereby the Company pays Johnson 75% of all commissions generated by Johnson. As part of the agreement, Johnson has agreed that his commission is payable solely from the proceeds of the receivables and waives his right to payment until the Company is in receipt of the commission. In 2007, the Company recognized commission expense to Johnson in the amount of $61,289.

JOHNSON SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 4 RELATED PARTY TRANSACTIONS (CONTINUED)

In addition, the Company pays Johnson a management fee. Johnson waives his right to the management fee from the Company if the existence of such right would cause the Company's amount of net capital to fall below the level required pursuant to Rule 15c3-1 of the Securities and Exchange Commission. In 2007, the Company incurred management fees to Johnson in the amount of $25,600. The Company has an agreement with John C. Johnson, Jr., Inc. to share the office space and clerical staff of John C. Johnson, Inc at a cost of $900 per month. Total costs incurred under the agreement were $10,800 and are included operating expenses.

NOTE 5 INCOME TAXES

Deferred tax assets arise from payables which will be deductible in future years because the cash method of accounting is used for income tax purposes. Deferred tax liabilities arise from investment securities that have a greater financial statement basis due to the recognition of unrealized gains for financial statement purposes and from receivables which will be taxable in future years. Total deferred tax assets and liabilities are as follows:

	Total	State	Federal
Assets	$ 6,000	$ 2,500	$ 3,500
Liabilities	(50,000)	(21,000)	(29,000)
Net liability	$(44,000)	$(18,500)	$(25,500)

The components of the income tax provision recognized in the statement of operations are as follows:

	Total	Current	Deferred Benefit
State	$2,332	$ 832	$1,500
Federal	3,009	1,009	2,000
	$5,341	$1,841	$3,500

NOTE 6 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Essentially, net capital is defined as shareholder's equity plus subordinated liabilities less certain deductions for assets that are not readily convertible into cash.

The Company's ratio of aggregate indebtedness to net capital, as defined, at December 31, 2007 was .43 to 1.

At December 31, 2007, the Company had net capital, as defined, of $159,981 and excess net capital of $157,808.

NOTE 7 EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

The company operates pursuant to SEC Rule 15c3-3(K)(1) limiting business to the distribution of mutual funds and variable life insurance or annuities and therefore, is exempt from the computation for determination of reserve requirements pursuant to SEC Rule 15c3-3.

SUPPLEMENTARY INFORMATION

JOHNSON SECURITIES, INC.
SECURITIES AND EXCHANGE COMMISSION SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2007

Line*	Computation of Net Capital	
1	Total ownership equity from Statement of Financial Condition	$248,125
5	Total capital and allowable subordinated Liabilities	248,125
8	Net capital before haircuts on securities positions	248,125
9	Haircuts on securities	
	C. Trading and investment securities:	
	4. Other securities	41,572
	D. Undue concentration	41,572
		83,144
10	Net capital	$164,981
	Computation of Net Capital Requirement	
11	Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 4,781
12	Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
13	Net capital requirement	$ 5,000
14	Excess net capital	$159,981
15	Excess net capital at 1,000%	$157,808
	Computation of Aggregate Indebtedness	
16	Total A.I. liabilities from Statement of Financial Condition	$ 71,728
19	Total aggregate indebtedness	$ 71,728
20	Percentage of aggregate indebtedness to net capital	43%

*Line references are to FOCUS report, Part IIA

JOHNSON SECURITIES, INC.
SECURITIES AND EXCHANGE COMMISSION SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2007

Statement Pursuant to Paragraph (d) (2) of Rule 17a-5

There are no liabilities subordinated to claim of general creditors.

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by Johnson Securities, Inc. and included in the Company's unaudited FOCUS report, Part IIA filed as of the same date.

Statement Pursuant to Exemption from the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

The company operates pursuant to SEC Rule 15c3-3(K)(1) limiting business to the distribution of mutual funds and variable life insurance or annuities and therefore, is exempt from the computation for determination of reserve requirements pursuant to SEC Rule 15c3-3.

RIMMER & JENNINGS, LLC
CERTIFIED PUBLIC ACCOUNTANTS
(610) 565-3070

117 GAYLEY STREET
MEDIA, PENNSYLVANIA 19063
FAX (610) 565-7580

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Johnson Securities, Inc.

In planning and performing our audit of the financial statements of Johnson Securities, Inc. (the Company), for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

To the Board of Directors of
Johnson Securities, Inc.
Page Three

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rimmer + Jennings, LLC

February 13, 2008
Media, Pennsylvania

END